FIRSTMERIT Corporation

**Third Quarter 2015 Earnings Conference Call
Supplemental Information**

October 27, 2015



Forward-Looking Statements Disclosure

- This presentation may contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, and those risk factors detailed in the Corporation's periodic reports filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation.

- These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, FirstMerit Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

FIRSTMERIT **Corporation**

3Q 2015 Financial Highlights

Income Statement *(In thousands, except per share amounts)*	2015 3rd Qtr	2015 2nd Qtr	2014 3rd Qtr	Change 3Q 2015 vs. 2015 2nd Qtr	2014 3rd Qtr
Net interest income TE [1]	$189,119	$189,018	$197,644	0.05%	(4.31)%
TE adjustment [1]	3,796	3,900	4,066	(2.67)	(6.64)
Provision for originated loan losses	10,402	10,809	4,862	(3.77)	113.94
Provision/(recapture) for loan losses	144	(952)	4,411	(115.13)	(96.74)
Provision/(recapture) for FDIC acquired loan losses	3,729	(891)	(81)	(518.52)	(4,703.70)
Noninterest income	71,426	66,582	69,733	7.28	2.43
Noninterest expense	160,742	161,674	163,145	(0.58)	(1.47)
Net income	59,012	56,584	63,898	4.29	(7.65)
Diluted EPS	0.34	0.33	0.37	3.03	(8.11)
Key Ratios					
ROA	0.93%	0.90%	1.03%	3.32%	(9.70)%
ROTCE	11.69	11.44	13.41	2.19	(12.83)
Net interest margin TE	3.33	3.39	3.60	(1.77)	(7.50)
Efficiency ratio	60.71	62.37	59.92	(2.66)	1.32
Tangible common equity to assets	8.31	8.09	8.01	2.72	3.75
Net charge-offs to average loans	0.24	0.20	0.20	20.00	20.00
NPAs to loans and other real estate	0.78	0.87	0.52	(10.34)	50.00

Highlights

- Quarterly results reflect our strategic focus on organic growth, expense control, and credit discipline.

- Raised quarterly common stock dividend by $0.01 per share, or 6.25%.

- Net income increased 4.29% QoQ.
  - Annualized organic loan growth of 13.06% during the quarter offset by expected decline in the acquired loan portfolios.

- Increased total loan portfolio QoQ by $94.2 million, or an annualized 2%, despite reduction in acquired loan portfolios.

- Lower volume in acquired portfolios and lower yields on the investment portfolio primary drivers of QoQ margin compression.

- Credit performance remains solid.
  - Expiration of FDIC commercial loss share agreement increased NPAs YoY.
  - Provision for FDIC acquired loans impacted by actions taken Q2 2015 to de-risk the portfolio resulting in a reduction in expected cash flows and additional provision this quarter.

1 Net interest income on a taxable-equivalent basis (TE) is a non-GAAP financial measure. Refer to the Non-GAAP financial measures reconciliation for a reconciliation to GAAP financial measures.

FIRSTMERIT Corporation

Average Balance Sheet

QTD Average Balances *(Dollars in thousands)*	2015 3rd Qtr	2015 2nd Qtr	2014 3rd Qtr	Change 3Q 2015 vs. 2015 2nd Qtr	Change 3Q 2015 vs. 2014 3rd Qtr
Cash & securities	$ 457,317	$ 518,820	$ 521,210	(11.85)%	(12.26)%
Investments	6,783,921	6,771,729	6,638,710	0.18	2.19
Loans held for sale	4,929	3,631	17,433	35.75	(71.70)
Originated loans	13,528,268	13,092,972	11,814,314	3.32	14.51
Acquired loans	1,987,471	2,203,001	2,888,074	(9.78)	(31.18)
FDIC acquired loans	244,388	281,388	445,712	(13.15)	(45.17)
Allowance for loan losses	147,136	146,558	140,026	0.39	5.08
Other Assets	2,358,698	2,404,876	2,398,349	(1.92)	(1.65)
Total Assets	**$25,217,856**	**$25,129,859**	**$24,583,776**	**0.35 %**	**2.58 %**
Noninterest bearing deposits	5,897,768	5,722,240	5,603,104	3.07	5.26
Interest bearing deposits	3,353,541	3,203,836	3,100,904	4.67	8.15
Savings and money market accounts	8,480,682	8,467,845	8,492,172	0.15	(0.14)
Certificates and other time deposits	2,225,595	2,288,741	2,335,620	(2.76)	(4.71)
Securities sold under agreements to repurchase	1,109,924	1,285,920	1,182,507	(13.69)	(6.14)
Wholesale borrowings	377,594	393,379	438,941	(4.01)	(13.98)
Long-term debt	497,566	508,744	320,387	(2.20)	55.31
Other Liabilities	365,526	366,722	302,255	(0.33)	20.93
Equity	2,909,660	2,892,432	2,807,886	0.60	3.62
Total Liabilities and Equity	**$25,217,856**	**$25,129,859**	**$24,583,776**	**0.35 %**	**2.58 %**

Total Average Loans Increased $182.8 million (dollars in millions)



Total Average Deposits Increased $274.9 million (dollars in millions)



Net Interest Income and Margin Trends

Highlights

- Net interest income (TE) for the quarter of $189.1 million was slightly higher compared to the prior quarter, demonstrating that we are offsetting the expected decline in the acquired and FDIC acquired loan portfolios with organic loan growth.

- Third quarter NIM (TE) was 3.33%, down 6 bps from prior quarter. Expected runoff in in the acquired and FDIC acquired portfolios and slightly lower yields on the investment portfolio were the primary drivers of margin compression.

Net Interest Income & Net Interest Margin Trend (TE) (dollars in millions)



Yield on Average Loans



Cost on Interest-bearing Liabilities



FIRSTMERIT Corporation

Changes in Net Interest Margin

- Third quarter net interest margin (TE) was 3.33%, down 6 bps from prior quarter.



FIRSTMERIT Corporation

Acquired Loans

(Dollars in thousands)	Purchase Discount					
	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	As of Acquisition Date: April 12, 2013 [1]
Impaired acquired loans						
Loan balance	$ 392,278	$ 424,188	$ 464,372	$ 506,500	$ 569,848	$ 946,465
Remaining loan mark	65,030	68,024	76,059	83,291	90,798	126,750
Recorded investment	327,248	356,164	388,313	423,209	479,050	819,715
Discount	16.58%	16.04%	16.38%	16.44%	15.93%	13.39%
Nonimpaired acquired loans						
Loan balance	$ 1,647,246	$ 1,808,924	$ 2,012,836	$ 2,142,390	$ 2,368,365	$ 4,017,304
Remaining loan mark	65,115	73,279	82,011	92,210	105,092	220,015
Recorded investment	1,582,131	1,735,645	1,930,825	2,050,180	2,263,273	3,797,289
Discount	3.95%	4.05%	4.07%	4.30%	4.44%	5.48%
Total acquired loans						
Loan balance	$ 2,039,524	$ 2,233,112	$ 2,477,208	$ 2,648,890	$ 2,938,213	$ 4,963,769
Remaining loan mark	130,145	141,303	158,070	175,501	195,890	346,765
Recorded investment	1,909,379	2,091,809	2,319,138	2,473,389	2,742,323	4,617,004
Discount	6.38%	6.33%	6.38%	6.63%	6.67%	6.99%

1 The outstanding balance of impaired and nonimpaired acquired loans at the Acquisition Date were $1.1 billion and $4.0 billion, respectively. The outstanding balance represents the undiscounted sum of all amounts, including principal, interest, fees and penalties, owed to the investor at the reporting date, whether or not currently due or charged-off.

FIRSTMERIT. Corporation

Acquired Loans

Nonimpaired Acquired Loans - Purchase Discount

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Beginning balance	$ 73,279	$ 83,493	$ 94,543	$ 107,538	$ 121,736
Scheduled accretion	(4,937)	(5,756)	(6,955)	(7,395)	(8,384)
Pay-offs	(2,167)	(3,315)	(2,305)	(3,820)	(4,129)
Accelerated prepayments	(966)	(1,023)	(1,525)	(1,598)	(1,401)
Total Income	(8,070)	(10,094)	(10,785)	(12,813)	(13,914)
Charge offs	(94)	(120)	(265)	(182)	(284)
Ending balance	$ 65,115	$ 73,279	$ 83,493	$ 94,543	$ 107,538
Muni loans mark, classified as investments	$ 923	$ 1,002	$ 1,483	$ 2,333	$ 2,446
Loans mark, classified as loans	64,192	72,277	82,010	92,210	105,092
Total mark on loans, above	$ 65,115	$ 73,279	$ 83,493	$ 94,543	$ 107,538

Nonimpaired Acquired Loans - Allowance

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Beginning balance	$ —	$ —	$ —	$ —	$ —
Charge offs	(2,878)	(2,774)	(3,436)	(3,249)	(4,893)
Recoveries	1,983	1,183	1,258	1,092	1,711
Provision for loan losses	895	1,591	2,178	2,157	3,182
Ending balance	$ —	$ —	$ —	$ —	$ —

An allowance for nonimpaired acquired loans is estimated using a methodology similar to that used for originated loans. The allowance determined for each nonimpaired acquired loan is compared to the remaining fair value discount for that loan. If the computed allowance is greater, the excess is added to the allowance through a provision for loan losses. If the computed allowance is less, no additional allowance is recognized. Charge-offs and actual losses first reduce any remaining fair value discount for the loan and once the discount is depleted, losses are applied against the allowance established for that loan. Actual losses first reduce any remaining fair value discount for the loan. Once the discount is fully depleted, losses are applied against the allowance established for that loan.

During the three months ended September 30, 2015, provision, equal to net charge-offs, of $0.9 million was recorded on nonimpaired acquired loans. These charged-off loans were mainly consumer loans that were written off in accordance with the Corporation's credit policies based on a predetermined number of days past due. As of September 30, 2015, the fair value discount on acquired nonimpaired loans was greater than the required allowance, therefore, no allowance for acquired nonimpaired loan losses was recorded.

FIRSTMERIT Corporation

Acquired Loans

Impaired Acquired Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q3 2015		Q2 2015		Q1 2015		Q4 2014		Q3 2014	
	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount
Beginning balance	$ 112,031	$ 356,164	$ 118,756	$ 388,313	$ 119,450	$ 423,209	$ 126,424	$ 479,050	$ 137,442	$ 519,250
Additions	—	—	—	—	—	—	—	—	—	—
Accretion	(9,924)	9,924	(10,285)	10,285	(11,218)	11,218	(11,834)	11,834	(12,950)	12,950
Net Reclassifications from non-accretable to accretable	6,780	—	8,217	—	12,995	—	9,165	—	6,646	—
Payments, received, net	—	(38,840)	—	(42,434)	—	(46,114)	—	(67,675)	—	(53,150)
Disposals	(4,600)	—	(4,657)	—	(2,471)	—	(4,305)	—	(4,714)	—
Ending balance	$ 104,287	$ 327,248	$ 112,031	$ 356,164	$ 118,756	$ 388,313	$ 119,450	$ 423,209	$ 126,424	$ 479,050

Impaired Acquired Loans - Allowance

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Beginning balance	$ 4,950	$ 7,493	$ 7,457	$ 6,206	$ 4,977
Charge offs	—	—	—	—	—
Recoveries	—	—	—	—	—
Provision/(recapture) for loan losses	(751)	(2,543)	36	1,251	1,229
Ending balance	$ 4,199	$ 4,950	$ 7,493	$ 7,457	$ 6,206

The allowance for acquired impaired loans is determined by comparing the present value of the cash flows expected to be collected to the carrying amount for a given pool of loans. Management reforecasts the estimated cash flows expected to be collected on acquired impaired loans on a quarterly basis. If the present value of expected cash flows for a pool is less than its carrying value, impairment is recognized by an increase in the allowance and a charge to the provision for loan losses. If the present value of expected cash flows for a pool is greater than its carrying value, any previously established allowance is reversed and any remaining difference increases the accretable yield which will be taken into interest income over the remaining life of the loan pool.

The first re-estimation of cash flows on the impaired loans since acquisition was completed in Q4 2013. The re-estimation performed in Q3 2015 resulted in recapture of previous impairment of $0.8 million.

FIRSTMERIT Corporation

FDIC Acquired Loans

Impaired FDIC Acquired Loans - Accretable Yield and Carrying Amount

(Dollars in thousands)	Q3 2015 Accretable Yield	Q3 2015 Carrying Amount	Q2 2015 Accretable Yield	Q2 2015 Carrying Amount	Q1 2015 Accretable Yield	Q1 2015 Carrying Amount	Q4 2014 Accretable Yield	Q4 2014 Carrying Amount	Q3 2014 Accretable Yield	Q3 2014 Carrying Amount
Beginning balance	$ 26,150	$ 157,808	$ 29,867	$ 199,225	$ 37,511	$ 232,452	$ 51,945	$ 284,566	$ 53,655	$ 316,481
Accretion	(2,893)	2,893	(4,100)	4,100	(5,567)	5,567	(7,723)	7,723	(9,683)	9,683
Net Reclassifications from non-accretable to accretable	1,785	—	2,136	—	(56)	—	(3,449)	—	8,684	—
Payments, received, net	—	(18,069)	—	(45,517)	—	(38,794)	—	(59,837)	—	(41,598)
Disposals	(329)	—	(1,753)	—	(2,021)	—	(3,262)	—	(711)	—
Ending balance	$ 24,713	$ 142,632	$ 26,150	$ 157,808	$ 29,867	$ 199,225	$ 37,511	$ 232,452	$ 51,945	$ 284,566

Impaired FDIC Acquired Loans - Allowance

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Beginning balance	$ 41,627	$ 41,514	$ 40,496	$ 42,988	$ 45,109
Net provision/(recapture)	3,986	928	4,225	313	2,827
Net (benefit)/recapture from FDIC loss share	(257)	(1,819)	(4,227)	915	(2,908)
Net provision/(recapture) for FDIC acquired loan losses	3,729	(891)	(2)	1,228	(81)
Increase/(decrease) in loss share receivable	257	1,819	4,227	(915)	2,908
Loans charged-off	(417)	(815)	(3,207)	(2,805)	(4,948)
Ending balance	$ 45,196	$ 41,627	$ 41,514	$ 40,496	$ 42,988

Loss Share Receivable

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Beginning balance	$ 11,820	$ 20,005	$ 22,033	$ 30,746	$ 43,981
Accretion	(384)	(1,185)	(2,187)	(3,963)	(6,932)
Net recapture of /(provision from) impairment	257	1,819	4,227	(915)	2,908
FDIC reimbursement	(679)	(8,713)	(4,013)	(4,507)	(7,006)
FDIC acquired loans paid in full	(88)	(106)	(55)	672	(2,205)
Ending balance	$ 10,926	$ 11,820	$ 20,005	$ 22,033	$ 30,746

FIRSTMERIT Corporation

Asset Quality

Highlights

- Asset quality remains sound with low NPA levels and a robust reserve to nonperforming loans level of 2.29 times.

- Originated provision for loan losses at $10.4 million exceeded net charge offs this quarter by $2.4 million in support of continued originated loan growth.

- NPAs decreased $10.3 million, or 8.74%, over the prior quarter.

Net Charge Offs & Provision for Loan Losses (dollars in millions)



Allowance for Originated Loan Losses (dollars in millions)



Nonperforming Asset Ratios



As of September 30, 2015 and June 30, 2015, $40.0 million and $42.0 million, respectively, of OREO was no longer covered by FDIC loss share agreements, and therefore, was included in NPAs. OREO that remains covered by FDIC loss share agreements has considerable protection against credit risk and is not reported as NPAs.

FIRSTMERIT Corporation

Noninterest Income

(Dollars in thousands)	2015 3rd Qtr	2015 2nd Qtr	2014 3rd Qtr	Change 3Q 2015 vs. 2015 2nd Qtr	Change 3Q 2015 vs. 2014 3rd Qtr
Trust department income	$ 10,948	$ 10,820	$ 10,300	1.18%	6.29%
Service charges on deposits	17,295	16,704	18,684	3.54	(7.43)
Credit card fees	13,939	14,124	13,754	(1.31)	1.35
ATM and other service fees	6,518	6,345	6,182	2.73	5.44
Bank owned life insurance income	4,622	3,697	4,218	25.02	9.58
Investment services and insurance	4,032	3,871	3,606	4.16	11.81
Investment securities gains/(losses), net	41	567	14	(92.77)	192.86
Loan sales and servicing income	2,414	3,276	4,740	(26.31)	(49.07)
Other operating income	11,617	7,178	8,235	61.84	41.07
Total noninterest income	$ 71,426	$ 66,582	$ 69,733	7.28%	2.43%

Highlights

- Noninterest income increased $4.8 million, or 7.28%, QoQ.
  - Fee based income increased across multiple areas including wealth management, treasury management, and service charges on deposits accounts.
  - Loan sales and servicing income decreased $0.9 million, or 26.31%, QoQ reflecting interest rate fluctuations that negatively impacted the value of mortgage servicing rights.
  - Other operating income included higher loan commitment fees, fees on interest rate swaps, and income on resolution of FDIC acquired loans.
  - $1.8 million of one-time branch closure costs negatively impacted other operating income in the prior quarter.

Noninterest Income Trend
(dollars in millions)



3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015
$69.7	$72.0	$65.8	$66.6	$71.4

FIRSTMERIT Corporation

Noninterest Expense

(Dollars in thousands)	2015 3rd Qtr	2015 2nd Qtr	2014 3rd Qtr	Change 3Q 2015 vs. 2015 2nd Qtr	2014 3rd Qtr
Salaries and wages	$ 68,775	$ 67,485	$ 71,769	1.91 %	(4.17)%
Pension and employee benefits	16,997	18,535	18,824	(8.30)	(9.71)
Net occupancy expense	13,540	13,727	13,887	(1.36)	(2.50)
Equipment expense	12,235	12,592	12,188	(2.84)	0.39
Taxes, other than federal income taxes	2,003	2,032	1,286	(1.43)	55.75
Stationary, supplies and postage	3,304	3,370	3,723	(1.96)	(11.25)
Bankcard, loan processing and other costs	12,335	12,461	11,151	(1.01)	10.62
Advertising	4,278	3,103	3,942	37.87	8.52
Professional services	5,154	5,358	5,270	(3.81)	(2.20)
Telephone	2,480	2,599	2,831	(4.58)	(12.40)
Amortization of intangibles	2,598	2,598	2,933	—	(11.42)
FDIC expense	5,234	5,077	2,988	3.09	75.17
Other operating expenses	11,809	12,737	12,353	(7.29)	(4.40)
Total noninterest expense	$ 160,742	$ 161,674	$ 163,145	(0.58)%	(1.47)%

Highlights

- Noninterest expense decreased $0.9 million, or 0.58%, QoQ

  ○ Salaries & wages increased QoQ reflecting the impact of an additional day in 3Q15 and annual merit increases

  ○ Pension and employee benefits expense down QoQ due to prior quarter annual stock grants

  ○ Salaries and wages and pension and employee benefits down year over year due to fewer full time equivalent employees.

- The efficiency ratio improved QoQ from 62.37% to 60.71% due to the continued success of our efficiency initiatives.



Noninterest Expense Trend (dollars in millions)

3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015
$163.1	$165.0	$160.7	$161.7	$160.7

FIRSTMERIT Corporation

Diversified Originated Loan Portfolio[1]

Period end balances (Dollars in thousands)	2015 3rd Qtr	Change 3Q 2015 vs.	
		2015 2nd Qtr	2014 3rd Qtr
C&I	$ 5,521,955	0.9%	9.6%
CRE	2,089,533	(2.3)	(1.4)
Construction	619,569	5.6	32.6
Leases	461,642	5.7	35.8
Total commercial	8,692,699	0.7%	9.1%
Mortgage	673,591	3.1	11.2
Installment	2,899,559	6.6	27.3
Home equity	1,212,084	2.6	14.1
Credit card	170,392	1.1	6.4
Total consumer	4,955,626	4.9%	20.7%
Total originated loan portfolio	$13,648,325	2.2%	13.1%



$13.6 billion Originated Loan Portfolio September 30, 2015

- C&I 40.5%
- Residential Mortgages 4.9%
- Credit Cards 1.2%
- Home Equity Lines 8.9%
- Installment 21.2%
- Leases 3.4%
- Construction 4.5%
- CRE 15.3%

1 Excludes acquired and FDIC acquired loans.

FIRSTMERIT Corporation

Average Originated Commercial Loans[1]

Average Originated Commercial Loans (dollars in millions)



Highlights

- Commercial production was the highest level of quarterly production realized this year.

- Commercial loan growth was impacted by payoffs and paydowns into the permanent market.

Composition of Average Originated CRE Loans September 30, 2015



1 Excludes acquired and FDIC acquired loans.

Average Originated Consumer Loans[1]

Average Originated Consumer Loans (dollars in millions)



	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015
Total	$3,952	$4,221	$4,342	$4,585	$4,844
Credit card	$157	$162	$162	$164	$170
Home equity	$1,030	$1,087	$1,123	$1,156	$1,194
Installment	$2,171	$2,354	$2,425	$2,618	$2,817
Mortgage	$594	$618	$632	$647	$663

Legend: Mortgage, Installment, Home equity, Credit card

Highlights

- The originated consumer loan portfolios showed strong growth QoQ. Total originated consumer loans were up $258.0 million, or 5.63%, from the prior quarter.

  ◦ Leading the growth was installment, up $198.9 million, or 7.60%, reflecting our success in expanding Citizens' indirect recreational lending into our legacy markets and expanding our indirect auto lending into Michigan and Wisconsin.

  ◦ Home equity loans were up $38.1 million, or 3.30%, over the prior quarter.

  ◦ The card portfolio is small at $170 million. It grew $5.5 million, or 3.33%, over the prior quarter, with execution of our plan to grow this high-quality portfolio across our new customer base.

1 Excludes acquired and FDIC acquired loans.

FirstMerit Corporation

Investment Portfolio Summary

Investment Security Mix (Book Value $6.7 billion)



- US Treasuries 0.1%
- Corporate 2.2%
- CLO 4.4%
- Muni 11.3%
- US Gov't 0.4%
- MBS 25.5%
- CMO 56.2%

Portfolio Statistics (dollars in millions)

	2015 3rd Qtr	2015 2nd Qtr	2014 3rd Qtr
Market value	$ 6,652	$ 6,599	$ 6,410
Yield	2.31%	2.28%	2.35%
Duration	3.35	3.66	3.87
Quarterly purchases	$ 240	$ 403	$ 200

Interest Rate Sensitivity (dollars in millions)

% Chg NII	Year 1	Year 2	Cumulative
+ 100 Bps	2.12%	4.89%	3.48%
+ 200 Bps	4.08	9.19	6.59

$ Chg NII	Year 1	Year 2	Cumulative
+ 100 Bps	$ 15.5	$ 34.7	$ 50.1
+ 200 Bps	29.8	65.1	94.9

FirstMerit Corporation

Deposits

- Continue to successfully execute on our core deposit generation and retention strategy.

- Average core deposits increased $338.1 million, or an annualized 8%, QoQ and were 88.8% of the total average deposit base.

- Total deposits costs remain low at 18bp.

Average Deposits
September 30, 2015



Savings and money market accounts 42.5%

Certificates & other time deposits 11.2%

Demand-non-interest bearing 29.6%

Demand-interest bearing 16.8%

FIRSTMERIT Corporation

Capital Position

Highlights

- Under Basel III, all regulatory capital ratios remained in excess of well-capitalized limits.

- Raised quarterly common stock dividend by $.01 per share, or 6.25%.

Common Equity Tier 1 [1,2]



	1Q 2015	2Q 2015	3Q 2015
	10.60%	10.47%	10.58%

Common Stock Dividend Payout Ratio



3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015
43.24%	44.44%	48.48%	48.48%	50.00%

Tangible Common Equity to Tangible Assets



3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015
8.01%	7.98%	8.14%	8.09%	8.31%

1 See Reconciliation of Non-GAAP Measures.
2 The Basel III capital rules, effective January 1, 2015, replaced tier 1 common equity and the associated tier 1 common equity ratio with common equity tier 1 ("CET1") capital and the CET1 risk-based capital ratio. September 30, 2015 figures are preliminary and presented on a Basel III basis and reflect transitional capital requirements and phase-in provisions, including the standardized approach for calculating risk weighted assets.

FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Tangible common equity and total assets

The table below presents computations of tangible common equity, tangible assets and the tangible common equity to tangible assets ratio, which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP performance measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Shareholders' equity (GAAP)	$ 2,937,300	$ 2,887,957	$ 2,888,786	$ 2,834,281	$ 2,820,431
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Common shareholders' equity (non-GAAP)	2,837,300	2,787,957	2,788,786	2,734,281	2,720,431
Less: Intangible assets	63,226	65,824	68,422	71,020	73,953
Goodwill	741,740	741,740	741,740	741,740	741,740
Tangible common equity (non-GAAP)	2,032,334	1,980,393	1,978,624	1,921,521	1,904,738
Total assets (GAAP)	$ 25,246,917	$ 25,297,014	$ 25,118,120	$ 24,902,347	$ 24,608,207
Less: Intangible assets	63,226	65,824	68,422	71,020	73,953
Goodwill	741,740	741,740	741,740	741,740	741,740
Tangible assets (non-GAAP)	$ 24,441,951	$ 24,489,450	$ 24,307,958	$ 24,089,587	$ 23,792,514
Tangible common equity to tangible assets ratio (non-GAAP)	8.31%	8.09%	8.14%	7.98%	8.01%

FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Capital Position

The table below presents computations of Tier 1, total risk-based and CET1 capital which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP capital measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to assess the adequacy of capital and believes that regulators and investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by regulators and investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Shareholders' equity (GAAP)	$ 2,937,300	$ 2,887,957	$ 2,888,786	$ 2,834,281	$ 2,820,431
Less: Goodwill	741,740	741,740	741,740	741,740	741,740
Regulatory and other adjustments	120,751	116,315	140,706	88,080	131,530
Tier 1 capital (non-GAAP)	2,074,809	2,029,902	2,006,340	2,004,461	1,947,161
Less: Preferred stock	100,000	100,000	100,000	100,000	100,000
Trust preferred securities	—	—	—	—	—
Plus: Tier 1 capital adjustments	100,000	100,000	100,000	—	—
CET1 capital (non-GAAP) [1] (Basel III)	$ 2,074,809	2,029,902	$ 2,006,340	N/A	N/A
Tier 1 common equity (non-GAAP) [1] (Basel I)	N/A	N/A	N/A	1,904,461	1,847,161
Plus: Tier 2 adjustments	613,621	609,041	591,018	649,432	396,976
Total risk-based capital (non-GAAP)	$ 2,688,430	$ 2,638,943	$ 2,597,358	$ 2,653,893	$ 2,344,137

1 The Basel III capital rules, effective January 1, 2015, replace tier 1 common equity and the associated tier 1 common equity ratio with common equity tier 1 ("CET1") capital and the CET1 risk-based capital ratio. September 30, 2015 figures are preliminary and presented on a Basel III basis and reflect transitional capital requirements and phase-in provisions, including the standardized approach for calculating risk weighted assets. 2014 amounts and ratios are reported on a Basel I basis.

FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Adjusted net income

The following table presents net income as reported (GAAP) excluding the impact of acquisition related costs incurred during 2014 to arrive at adjusted net income. Management believes these adjustments increase comparability of period-to-period results and uses these measures to assess performance and believes investors may find them useful in their analysis of the Corporation. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. Return on average tangible common shareholders' equity is a non-GAAP measure that calculates the return on average common shareholders' equity excluding goodwill and intangible assets. This measure is useful for evaluating the performance of a business consistently, whether acquired or developed internally. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Net income (GAAP)	$ 59,012	$ 56,584	$ 57,139	$ 61,079	$ 63,898
Net income adjustments					
Plus: Restructure expenses, net of taxes	—	—	1,149	564	—
Branch closure costs, net of taxes	—	1,149	783	—	—
Adjusted net income (non-GAAP)	*59,012*	*57,733*	*59,071*	*61,643*	*63,898*
Annualized net income (GAAP)	234,124	226,958	231,730	242,324	253,508
Annualized adjusted net income (non-GAAP)	*234,124*	*231,566*	*239,566*	*244,562*	*253,508*
Average assets (GAAP)	25,217,856	25,129,859	24,905,094	24,664,987	24,583,776
Average equity (GAAP)	2,909,660	2,892,432	2,866,362	2,849,618	2,807,886
Average tangible common equity (non-GAAP)	2,003,423	1,983,603	1,954,930	1,935,435	1,890,760
Return on average assets (GAAP)	0.93%	0.90%	0.93%	0.98%	1.03%
Adjusted return on average assets (non-GAAP)	*0.93%*	*0.92%*	*0.96%*	*0.99%*	*1.03%*
Return on average equity (GAAP)	8.05%	7.85%	8.08%	8.50%	9.03%
Adjusted return on average equity (non-GAAP)	*8.05%*	*8.01%*	*8.36%*	*8.58%*	*9.03%*
Return on average tangible common equity (non-GAAP)	11.69%	11.44%	11.85%	12.52%	13.41%
Adjusted return on average tangible common equity (non-GAAP)	*11.69%*	*11.67%*	*12.25%*	*12.64%*	*13.41%*

FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Non-operating items

The table below presents non-interest income and noninterest expense (GAAP) excluding certain adjustments to arrive at adjusted noninterest income and noninterest expense (non-GAAP). The Corporation believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which Management believes will assist investors in analyzing the operating results of the Corporation. These non-GAAP financial measures are also used by Management to assess the performance of the Corporation's business. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. The Corporation believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Corporation on the same basis as that applied by Management.

(Dollars in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Net interest income (TE) (non-GAAP)	$ 189,119	$ 189,018	$ 189,554	$ 196,509	$ 197,644
Noninterest income (GAAP)	71,426	66,582	65,847	71,960	69,733
Noninterest income adjustments:					
Gains/(losses) on sales of securities	41	567	354	16	14
Branch closure costs	—	1,768	1,205	—	—
Adjusted noninterest income (non-GAAP)	71,385	67,783	66,698	71,944	69,719
Adjusted total revenue, TE excluding securities gains/(losses) (non-GAAP)	260,504	256,801	256,252	268,453	267,363
Noninterest expense (GAAP)	160,742	161,674	160,652	165,041	163,145
Noninterest expense adjustments:					
Less: Amortization of intangible assets	2,598	2,598	2,598	2,933	2,933
Restructure expenses	—	—	1,767	868	—
Branch closures costs and acquisition related expenses	—	—	—	—	—
Adjusted noninterest expense (non-GAAP)	158,144	159,076	156,287	161,240	160,212
Fee income ratio, as reported (non-GAAP)	27.40%	25.88%	25.68%	26.80%	26.08%
Efficiency ratio, as reported, excluding amortization of intangible assets and securities gains (losses) (non-GAAP)	60.71%	62.37%	61.97%	60.39%	59.92%
Efficiency ratio, as adjusted (non-GAAP)	60.71%	61.95%	60.99%	60.06%	59.92%

FIRSTMERIT Corporation

FIRSTMERIT Corporation

**Third Quarter 2015 Earnings Conference Call
Supplemental Information**

October 27, 2015

